Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of IMPCO Technologies, Inc. for the registration of its common stock to be filed on or about January 27, 2005 and to the incorporation by reference therein of our report dated March 10, 2004 (except for the 6th paragraph of Note 1 and the 3rd and 5th paragraphs of Note 3, as to which the date is March 12, 2004), with respect to the consolidated financial statements and related financial statement schedule of IMPCO Technologies, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

January 25, 2005